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SEC FILE NUMBER
8-52326

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX Millennium, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel A. Nole — (212) 637-1254
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	CT	06902-6982
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH., D.C. 233

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

MAR 17 2003

AFFIRMATION

I, Daniel A. Nole affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Millennium, L.L.C., (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/03 Date

Daniel A. Nole
Chief Financial Officer
Vice President of Operations

Notary Public

NICOLE CUCCIA
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-CU6050252
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES 10-30-2006

NYFIX MILLENNIUM, L.L.C.
(SEC I.D. No. 8-52326)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance
with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

NYFIX MILLENNIUM, L.L.C.

TABLE OF CONTENTS

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

NYFIX Millennium, L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of NYFIX Millennium, L.L.C. (the "Company"), as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

NYFIX MILLENNIUM L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$ 1,285,192
DEPOSITS WITH CLEARING ORGANIZATIONS	1,005,450
SECURITIES - At estimated market value	2,400,000
RECEIVABLES (Net of allowance of $16,000)	1,051,218
PROPERTY AND EQUIPMENT - Net	3,485,365
OTHER ASSETS	275,758
TOTAL ASSETS	$ 9,502,983

LIABILITIES AND MEMBERS' DEFICIENCY

LIABILITIES:	
Due to affiliates, net	$ 1,371,010
Subordinated loan payable to NYFIX, Inc.	11,000,000
Accounts payable and accrued expenses	1,145,960
Total liabilities	13,516,970
MEMBERS' DEFICIENCY:	
Capital contributions	24,000,000
Accumulated deficit	(28,013,987)
Total members' deficiency	(4,013,987)
TOTAL LIABILITIES AND MEMBERS' DEFICIENCY	$ 9,502,983

See notes to statement of financial condition.

NYFIX MILLENNIUM, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION

NYFIX Millennium, L.L.C. (the "Company") is a limited liability company that was organized on September 9, 1999. The Company was organized primarily for the purpose of generating transaction-oriented revenue by providing broker-dealers and institutional investors with stock market trade executions through an alternative trading system ("ATS"). Through September 4, 2001, activities consisted primarily of the development of an ATS. On September 5, 2001, the Company placed the ATS into service and revenue began to be generated. The Company was considered in the development stage at December 31, 2001; at December 31, 2002, the Company is no longer considered a development stage entity as it has begun to generate significant revenue from planned principal operations. The Company is owned by NYFIX, Inc. ("NYFIX") and a group of eleven banks and brokerage firms, (the "Other Members"), (collectively, the "Members"). At inception, NYFIX owned 50% of the Company and the Other Members own the remaining 50%. NYFIX contributed technology and $2 million for its member's interest and the Other Members each contributed $2 million for their members' interests for a total cash contributed capital amount of $24,000,000. On February 1, 2002, NYFIX exercised an option to purchase an additional 30% of the Company by issuing shares of NYFIX common stock to the Other Members, thereby making the Company an 80% owned subsidiary of NYFIX.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and operates as an ATS in compliance with Securities and Exchange Commission ("SEC") regulations. Further, the Company is a member of the National Association of Security Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities – Securities primarily consist of municipal securities. Security transactions are recorded on a trade-date basis and are carried at estimated market value based on quoted market prices.

Receivables – Receivables represent balances arising in connection with securities transactions. These balances consist of trade execution fees, commissions, and communication charges.

Property and Equipment - Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from 2 to 7 years, on a straight-line basis. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the related leases. Costs incurred for computer software developed or obtained for internal use, including payroll and payroll-related costs for employees incurred in developing internal-use software, are capitalized during development stage activities. Upon placing the software into service, the costs are amortized, on a straight-line basis, over three years.

Members' Capital - Capital contributions of the members are recorded as received. Withdrawal of capital by a member would be recognized at the withdrawal date. There have been no withdrawals of capital.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

New Accounting Pronouncements – In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. In the ordinary of course business the Company's fully disclosed clearing arrangements may have a certain element of guarantee. The Company will adopt FIN No. 45, as required in fiscal year 2003, and it is expected to have no material impact on the financial statements.

3. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had regulatory net capital and minimum regulatory net capital requirements of $2,874,685 and $167,798, respectively. The Company's net capital ratio was 0.88 to 1 at December 31, 2002.

4. RELATED PARTY TRANSACTIONS

Certain operating costs and capital expenditures are paid by or for affiliates of the Company. The affiliates include NYFIX and NYFIX Transaction Services, Inc. (a wholly-owned subsidiary of NYFIX). Such costs are being repaid to the affiliates or repaid by the affiliates with the net unpaid balance reflected as due to affiliates on the Company's statement of financial condition. The net balance due to affiliates was $1,371,010 at December 31, 2002.

NYFIX has entered into several lease agreements for computer and office equipment and office space. The equipment and office space is used by the Company under the terms of a management agreement with NYFIX. The management agreement requires the Company to repay NYFIX for the amount of the lease payments on a month-to-month basis. The leases in effect at December 31, 2002 expire at various dates through 2005.

Future payments to NYFIX for such leases are expected to be as follows:

Year Ending December 31,	
2003	$ 276,184
2004	145,625
2005	60,677
Total	$ 482,486

Included in Other Assets are loans receivable totaling $150,000 from a former officer of the Company. These loans are unsecured and matured on December 31, 2002. The loans are currently in the process of collection.

The Company has entered into three subordinated loan agreements with NYFIX, pursuant to which NYFIX loaned $11,000,000 to the Company. The loans each have an interest rate of 7.5% per annum and their maturity dates range from November 30, 2004 to December 31, 2005. The subordinated loan agreements were found by the National Association of Securities Dealers, Inc. (the "NASD") to be acceptable as satisfactory subordination agreements. The subordinated loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair values of these loans approximate the carrying values in the statement of financial condition. Interest expense was $590,658 on the subordinated loan agreements during the year ended December 31, 2002.

5. PROPERTY AND EQUIPMENT

As of December 31, 2002, the Company's property and equipment is comprised of the following:

Software	$ 2,506,392
Office computers	1,737,915
Data center equipment	1,292,001
Furniture, fixtures, and leasehold improvements	543,345
Less accumulated depreciation and amortization	(2,594,288)
Total	$ 3,485,365

6. COMMITMENTS AND CONTINGENCIES

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It

is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate nonperformance by counterparties in the above situations.

As a securities broker, the Company is engaged in transacting securities for a diverse group of institutional investors. The Company introduces these transactions for clearance on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customers activity through the review of information it receives from its clearing organization on daily basis.

* * * * * *

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.deloitte.com

Deloitte & Touche

February 21, 2003

NYFIX Millennium, L.L.C.
100 Wall Street, 26th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of NYFIX Millennium, L.L.C. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") and above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or fraud in amounts that would be material to the financial statements of the Company may occur and not be detected within a timely period:

> The limited number of accounting employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein. Corrective actions are being taken by the Company, including the hiring of additional accounting personnel.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2002 financial statements and this report does not affect our report dated February 21, 2003 on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP